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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*



                        Cincinnati Financial Corporation
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                    172062101
                                 (CUSIP Number)







         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   172062101
--------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fifth Third Bancorp
         31-0854434

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                     (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio corporation

                        5  SOLE VOTING POWER
                           3,341,901
                           ---------
NUMBER OF           --------------------------------------------
SHARES                  6  SHARED VOTING POWER
BENEFICIALLY               161,933
OWNED BY                   -------
EACH                --------------------------------------------
REPORTING
PERSON                  7  SOLE DISPOSITIVE POWER
WITH                       1,582,606
                           ---------
                    --------------------------------------------
                        8  SHARED DISPOSITIVE POWER
                           265,146
                           -------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,503,834
         ---------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not Applicable

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.38%
         -----

12       TYPE OF REPORTING PERSON*

         HC


 *       See Instructions

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ITEM 1 (a)        NAME OF ISSUER:

                  Cincinnati Financial Corporation

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  6200 South Gilmore Road
                  Fairfield, Ohio 45014-5141

ITEM 2 (a) - (c)      NAMES, ADDRESSES & CITIZENSHIP OF PERSONS FILING:

                  Name and Address                      Citizenship
                  ----------------                      ----------------

                  Fifth Third Bancorp                   Ohio corporation
                  38 Fountain Square Plaza
                  Cincinnati, Ohio  45263

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2 (e)        CUSIP NUMBER:

                  172062101

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the filing Person is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Act.

                  (b) [ ] Bank as defined in Section 3 (a) (6) of the Act.

                  (c) [ ] Insurance company as defined in Section 3 (a) (19) of the Act.

                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act.

                  (e) [ ] Investment adviser registered under Section 203 of the
                          Investment Advisers Act of 1940.

                  (f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see
                          Section 240.13d-1 (b) (1) (ii) (F).

                  (g) [X] Parent holding company, in accordance with Section
                          240.13d-1 (b) (ii) (G).

                  (h) [ ] Group, in accordance with Section 240.13d-1 (b) (1)
                          (ii) (H).


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ITEM 4            Ownership:

                  This report relates to beneficial holdings by Fifth Third Bancorp of 1,003,500 shares of the Common Stock of Cincinnati Financial Corporation, and to the beneficial ownership, through several of its banking subsidiaries, of an additional aggregate 2,500,334 outstanding shares of the Common Stock of Cincinnati Financial Corporation.

                  The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)               Amount Beneficially Owned:

                  Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power nor dispositive power with respect to 1,657,359 shares and are not deemed to be beneficially owned.

                  The following are held in fiduciary accounts in Fifth Third Bancorp's banking subsidiaries and are deemed to be beneficially owned:

Powers:                                              No. of Shares
Full voting; full dispositive                        1,582,606
                                                     ---------
Full voting; shared dispositive                       103, 213
                                                     ---------
Full voting; no dispositive                           652,582
                                                     ---------
Shared voting; full dispositive                             0
                                                     ---------
Shared voting; shared dispositive                     161,933
                                                     ---------
Shared voting; no dispositive                               0
                                                     ---------
No voting; full dispositive                                 0
                                                     ---------
No voting; shared dispositive                               0
                                                     ---------
No voting; not dispositive                           1,657,359
                                                     ---------

(b)        Percentage of Class:

           Fifth Third Bancorp has aggregate beneficial ownership of 6.38%.

(c)        Number of Shares as to which such Person has:

     (i)   Sole Power to Vote or to Direct
           the Vote                                  2,338,401
                                                     ---------

     (ii)  Shared Power to Vote or to Direct
           the Vote                                    161,933
                                                     ---------

     (iii) Sole Power to Dispose or to Direct
           the Disposition of                        1,582,606
                                                     ---------



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     (iv) Shared Power to Dispose or to Direct
          the disposition of                           265,146
                                                     ---------

ITEM 5         OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

               Not Applicable

ITEM 6         OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Fifth Third Bancorp, as parent holding company of the banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13d-1
               (b) (ii) (G), none of which hold more than 5% of the outstanding stock of the Issuer.

List of Banking Subsidiaries                    Federal Tax ID Number                       Item 3 Classification
----------------------------                    ---------------------                       -----------------

Fifth Third Bank                                     31-0854433                                  BK
Fifth Third Bank of Columbus                         31-1137357                                  BK
Fifth Third Bank of Northwestern Ohio                34-4208980                                  BK
Fifth Third Bank of Florida                          59-3085783                                  BK
Fifth Third Bank of Northern Kentucky                61-0335110                                  BK
Fifth Third Bank of Central Indiana                  35-0545660                                  BK
Fifth Third Bank of Western Ohio                     31-0676865                                  BK
Fifth Third Bank of Kentucky, Inc.                   61-0290030                                  BK
Fifth Third Bank of Northeastern Ohio                34-1796329                                  BK
Fifth Third Bank of Southern Ohio                    31-1005680                                  BK

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF THE GROUP

               Not Applicable

ITEM 9         NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10        CERTIFICATION

         By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of

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and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 13, 1998

                                       FIFTH THIRD BANCORP



                                       By:   /s/ PAUL L. REYNOLDS
                                             Paul L. Reynolds, Counsel and Assistant
                                             Secretary



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